PITCH VIDEO   INVESTOR PANEL


prep2grow

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ting when the product first
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mely safe because of how on-
their recommendations are and
awesome their customer service
ou have an actual person who
up calls and walks you through
s you may have. I have personally
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ontinue to do so. prep2grow has
ht future and I want to be a part

ted $10,000 this round &
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about Lead Investors

prep2grow.com   Mountain View CA

Software   Technology   Analytics   Fin Tech   Saas

OVERVIEW   UPDATES 2   WHAT PEOPLE SAY 34   ASK A QUESTION 9

Highlights

1. .🚀61% month-over-month revenue increase & 35% month-over-month
2. 📈$575K+ ARR in the first 12months,s with 3 out of 12-months being profitable.
3. 🔥8K+ subscribers in the first 12-months
4. 💰 Disrupting the $1T Advisor market by providing an institutional Quant approach to retail investors.
5. ✅ Simplify the investing process down to a single 1-click.
6. 📲 Proven team that created AI solutions, used by 100s of millions of consumers while at Amazon, Oracle, & IBM
7. 👏prep2grow's first funding milestone of $100K was 100% funded by 130+ customers.

Our Team



Brian Gaspar Chief Executive Officer

Brian has built & led high-performing teams that delivered innovative, high volume, highly regulated and multi-million user products at companies like Amazon, Oracle, & CareerBuilder. He has 7 patents in the areas of Data Science & AI.

The founding team firmly believes and is passionate about delivering a combination of Big Data and AI that accurately predicts future company events that will impact how a company will perform and what could be done to improve that performance.



Joseph Hui Chief Technical Officer



Joe brings deep technical and product development experience to prep2grow across development, architecture and consulting at companies like Oracle, Sybase, and multiple startups. He has several patents in the areas of software design.



Hugh Hui Chief Operations Officer

Hugh brings technical, implementation and operations experience to prep2grow ranging from AI development, project management, consulting to operations at companies like EDS, Oracle, Accenture, Deloitte, IBM, and multiple startups.

Pitch


prep2grow
Take the guesswork out of investing
$20,000
$1,123.31


The Problem
People lack the means and/or the patience to obtain solid investment returns and pay Robo-Advisors $2.2B or Financial Advisors $1.5T annually who historically underperform the S&P 500 by more than 50%.
2


The Solution
prep2grow improves an existing portfolio or creates and grows a new personalized portfolio using no fee equities or alternative investments that have historically outperformed the S&P500. These portfolios can be bought and sold via a single click on commission free stock trading platform, such as TD Ameritrade or eTrade.
3

Product Performance

With a $5,000 starting portfolio, prep2grow's stock recommendations* have returned a 32% gain vs a 17% gain from the S&P 500.



Gain vs Loss vs Open
1.2%
98.8%
Sold Gain
Open



Category
Financial Advisor
prep2grow
Robo-Advisor
S&P 500
Cumulative Gain
July 2020
September 2020
November 2020
January 2021
March 2021
$1,630
$1,414
$1,214
$857
$786
$860
$658
$226
$123

*Since prep2grow's launch on 7/1/2020 to 3/31/2021. **Download Trade History**

Product



Mild Risk
46%
Buy Confirmation
136 shares of ALLT stock has been successfully purchased at $14.62 per share.
Close
$20,000
$1,123.31

Personalize | Improve & Recommend | 1-Click Buy & Sell | Self Act

Product Platform

Institutional Quant Approach to Retail Investing



Google
FT
uspto
Nasdaq
Big Data
Collect, analyze & enhance millions of daily data points.
Artificial Intelligence
Company Performance
Impact & Timing
Technical & Sentiment
Personalization & Allocation
Monitor, Adjust & Alert
Machine Learning
Constant Improvement
Pattern Recognition
Portfolio
Feedback Results
Brokers

Traction

Net MRR	LTV / CAC Ratio*	Subscribers	YouTube
$24.8K 27%(MoM) Growth	3.1 22% LTV(MoM) Growth LTV: $369.70 / CAC $117.75	7K 61%(MoM) Paid Growth	5K Subs 35%(MoM) Growth

9-Month Avg. Daily Conversion with Daily Ad Spend of $824.48**

	Impressions	Clicks	Freemium Subscribers	Paid Subscribers
Count	6,942	223	36	7
Conversion $	$0.12	$3.70	$22.90	$117.75
Conversions %		3.2%	16.1%	19.4%

*Cumulative average since sales started on July 1, 2020
**Ads run Monday-Thursday from 5AM to 11AM via Google Ads & for single persona

Business Model

Freemium Subscription	Paid Subscription
• Focus on Conversion	• Tiered Content $25 to $99 Monthly

- Time Based Content

- Tiered Features
- Time Based Content

$79 to $999
Annually

AVG Paid Retention
7.5 Months
(9 Months of Selling)

Lifetime Value
$369.70

AVG MRR per Subscriber
$48.86 / 7% (MoM) Growth

Addressable Market

Total Addressable Market

Broker	Funded Accounts*	AVG Account Size*
Schwab	29,600,000	$195,946
Robinhood	13,000,000	$1,538
Fidelity	32,000,000	$103,438
eTrade	7,200,000	$82,778
TD Ameritrade	11,500,000	$114,783
Merrill Lynch	67,000,000	$41,045
Webull	1,000,000	$30,000
Interactive Broker	981,000	$236
	162,281,000	$71,220

prep2Grow's 2 Year Targets

Year 1 Target

- 8K Paid Subs
- 53K Freemium Subs
- $3.8M in Revenue
- $4.3B in Portfolios

Year 2 Target

- 16K Paid Subs
- 106K Freemium Subs
- $7.7M in Revenue
- $8.7B in Portfolios

This slide contains forward-looking projections that cannot be guaranteed.

Go-To-Market

Targeted Personas



Day & Short-Term Trader (52.2M People*)
I have limited money, zero time, and want returns in days to weeks that will help me increase the income for my family. I want the largest possible return per trade as soon as possible.



Long-Term Investor (13.4M People)**
I just left or will leave my financial advisor for underperformance. However, investing is complicated, requires several hours a week, & my own annual returns still underperform the market. I want a higher annual return.



SMB Financial Advisors (0.3M Advisors*)**
I need to spend additional time retaining and expanding my client base. I need to get my current and future clients an annual return that will retain them.

Targeted Channels

- Customer Retention / Conversion
- Search / Social Ads
- SEO
- Customer Referrals
- Social Community / Influencers
- Direct Sales via Support

Competitive Advantage

All competitors utilize their own low-performing / high-fee investment vehicles or are aggregators of historical and opinioned data that force people to do the work of trading. prep2grow uses AI and Big Data to aggregate, analyze, recommend trades, & do the work of trading for them.

atom
$18.6M in Funding
Historical Data Aggregator

Commonstock
$9.7M in Funding
Opinion Aggregator

Betterment, Wealthfront, Personal Capital, Vanguard, Charles Schwab
$228B AUM
Top 5 Robo-Advisors


Cumulative Gain $ & %
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
32.6% $1,630
18.7% $934
5.0% $250
2.9% $144
2.9% $144
2.7% $137
1.4% $72
0.7% $34
prep2grow
S&P 500
Financial Advisor
Wealthfront
Vanguard
Betterment
Personal Capital
Schwab

Seed Funding Needs

Core Expansion
Ongoing
Move all Data Science to AWS, expand integrations, testing environments, & tightening of existing features.

Complete US Equities
Q4'FY2021
Expand Data Science to include all applicable ETFs, Mutual Funds, SPACs, & Stocks.

Asset Backed Token
Q1'FY2022
Creation and release of prep2grow's asset backed token and implement Data Science for cryptocurrencies.

Social & Community
Q1'FY2022
Release capabilities necessary to foster private & public trading communities.

SMB Advisory
Q2'FY2022
Release portfolio management, analysis, client relations product to Small and Medium sized financial advisories.

Core Sales & Marketing
Ongoing
Improve onboarding flow. Expand search ads to all personas and continuous ad running. Implement foundational SEO needs to achieve customer acquisition of 60%.

Customer Support
Q4'FY2021
Establish sales-oriented customer support and social moderator team to handle support issues, foster communities, and upsell.

Direct Sales
Q1'FY2022
Establish sales team and expand customer support team to sell and support the SMB Advisory product.

This slide contains forward-looking projections that cannot be guaranteed.

Founding Team

Brian and Joe have worked together since 2005 when they jointly defined, designed and developed the first merged product solution of PeopleSoft, Oracle, and Siebel. They began working on prep2grow in 2009 and the tool was initially focused on predicting company performance.

Brian Gaspar
CEO
has built and led high-performing product development teams that delivered innovative, high volume, highly regulated, multi-million user and multi-thousand customer solutions at companies like Amazon, Oracle, Cisco and CareerBuilder. He has 7 patents in the areas of Data Science, Artificial Intelligence, and Augmented Reality.

Hugh Hui
COO
brings technical, implementation and operations experience to prep2grow ranging from AI development, project management, consulting to operations at companies like EDS, Oracle, Accenture, Deloitte, IBM, and multiple startups.

Joseph Hui
CTO
brings deep technical and product development experience to prep2grow across development, architecture and consulting at companies like Oracle, Sybase, and multiple startups. He has several patents in the areas of software design.


prep2grow
Take the guesswork out of investing
$20,000
$1,123.31